P.E. 1/30/02

02012710

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
Date of Report: January 30, 2002

NOVA Chemicals Corporation

645, Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 4G8
(Address of principal executive offices)
Commission File Number: 1-13064

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __√__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __√__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__N/A__.

A copy of the Registrant's:

(a) interim financial statements for the fourth quarter, three months ended December 31, 2001;
(b) auditors' comfort letter related to the interim financial statements; and
(c) updated detailed interest and asset coverage calculations related to the interim financial statements;

are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #33-47673
Registration Statement on Form S-8 #333-520
Registration Statement on Form S-8 #333-9076
Registration Statement on Form S-8 #333-9078
Registration Statement on Form S-8 #33-86218
Registration Statement on Form S-8 #33-77308
Registration Statement on Form S-8 #333-4740
Registration Statement on Form S-8 #333-11280
Registration Statement on Form S-8 #333-12910
Registration Statement on Form F-9 #333-13824

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA Chemicals Corporation

Susan Wright
Vice President and Corporate Secretary

Date: January 30, 2002

EXHIBITS

Attached hereto are:

(a) the interim financial statements of NOVA Chemicals Corporation for the fourth quarter, three months ended December 31, 2001;

(b) auditors' comfort letter; and

(c) updated detailed interest and asset coverage calculations related to the interim financial statements.

2002 fourth quarter

NCX

This is NOVA Chemicals

Investor Relations: Beth Eckenrode (412) 490-4331
Media Relations: Jeffrey Pina (412) 490-4661

Continued debt reduction despite market conditions

For immediate release, Wednesday, Jan. 30, 2002, Pittsburgh, PA
All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals will host a conference call today, Wednesday, Jan. 30, 2002, for investors and analysts at 1 p.m. EST; (11 a.m. MST; 10 a.m. PST). Media are welcome to participate in this call in a "listen only" mode. The dial in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 1016555). The call will also be available live on the Internet at www.vcall.com.

As expected, NOVA Chemicals Corporation (NOVA Chemicals) reported a loss to common shareholders for the fourth quarter before unusual items of **$88 million** ($1.03 per share loss diluted). This compares to a loss of $81 million before unusual items ($0.95 per share loss diluted) in the third quarter of 2001 and earnings before unusual items of $39 million ($0.45 per share diluted) during the fourth quarter of 2000.

The fourth quarter of 2001 included unusual charges of $17 million after-tax, related to restructuring actions (see pages 10 and 19). As a result, NOVA Chemicals reported a net loss to common shareholders after unusual items of **$105 million** ($1.23 per share loss diluted) for the quarter.

NOVA Chemicals' Businesses - Net Income (Loss) ($U.S. millions)


Methanex
NOVA Chemicals Operated
150
125
100
75
50
25
0
-25
-50
-75
-100
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
97
98
99
00
01

Jeff Lipton, NOVA Chemicals' President and Chief Executive Officer said, "In spite of the very poor business conditions in the fourth quarter, we generated $111 million in cash from operations, including continued reductions in working capital. We paid down another $33 million of debt."

"We are taking the necessary actions to maintain a strong balance sheet and protect our investment grade credit rating," continued Lipton. "In 2002, we have already received $64 million in proceeds from the sale of our interest in the Cochin Pipeline. In total, we expect a net generation of significantly more than $200 million of cash in the first half of 2002. This will be used to pay down debt."

Weighted Average Benchmark Prices


U.S. cents per pound
60
50
40
30
20
39
36
Q1 97
Q3 97
Q1 98
Q3 98
Q1 99
Q3 99
Q1 00
Q3 00
Q1 01
Q3 01
Q4 01
Polyethylene
Polystyrene

The **Olefins/Polyolefins** business reported a net loss of $28 million in the fourth quarter, compared to the third quarter net loss of $13 million. In the fourth quarter, demand remained very poor and volumes fell from the third quarter. Polyethylene, ethylene and co-product prices continued to fall. This was only partially offset by reduced feedstock costs.

The **Styrenics** business reported a fourth quarter net loss of $48 million, compared to the third quarter net loss of $56 million. Demand for monomer and polymers remained slow and market conditions were little changed from the third quarter. Margins improved slightly as feedstock costs in this business declined faster than product selling prices.

NOVA Chemicals Highlights

(unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended			Year Ended	
	Dec. 31 2001	**Sept. 30 2001**	**Dec. 31 2000**	**Dec. 31 2001**	**Dec. 31 2000**
Net income (loss)					
Olefins/Polyolefins	$ (28)	$ (13)	$ 27	$ (2)	$ 258
Styrenics	(48)	(56)	9	(181)	42
NOVA Chemicals operated	(76)	(69)	36	(183)	300
Methanex	(5)	(4)	12	14	23
	(81)	(73)	48	(169)	323
Preferred securities dividends and distributions	(7)	(8)	(9)	(33)	(36)
Net income (loss) to common shareholders before unusual items	(88)	(81)	39	(202)	287
Unusual items after-tax[1]	(17)	16	(51)	41	(21)
Net income (loss) to common shareholders after unusual items	$ (105)	$ (65)	$ (12)	$ (161)	$ 266
Earnings (loss) per share before unusual items					
Basic	$ (1.03)	$ (0.95)	$ 0.46	$ (2.37)	$ 3.23
Diluted	$ (1.03)	$ (0.95)	$ 0.45	$ (2.37)	$ 3.06
Earnings (loss) per share after unusual items					
Basic	$ (1.23)	$ (0.76)	$ (0.14)	$ (1.88)	$ 3.00
Diluted	$ (1.23)	$ (0.76)	$ (0.14)	$ (1.88)	$ 2.84
Weighted average common shares outstanding (millions)	86	86	85	85	89
Revenue	$ 654	$ 743	$ 1,020	$ 3,194	$ 3,916
EBITDA[1], [2]	$ (11)	$ (19)	$ 122	$ 62	$ 720
Depreciation	$ 62	$ 61	$ 48	$ 230	$ 188
Funds from operations	$ 25	$ -	$ 98	$ 94	$ 611
Capital expenditures[3]	$ 41	$ 38	$ 107	$ 168	$ 440
Average capital employed[4]	$ 3,190	$ 3,276	$ 2,614	$ 3,055	$ 2,441
After-tax return on capital employed[5]	(7.2)%	(6.2)%	7.1%	(3.9)%	13.9%
Return (loss) on average common equity[6]	(32.1)%	(26.6)%	11.6%	(16.5)%	21.2%

(1) See Restructuring Actions on page 10 and Supplemental Earnings Measures on page 19.
(2) Operating income (loss) excluding depreciation and restructuring charges (see Consolidated Statement of Income (Loss) and Supplemental Earnings Measures).
(3) The third and fourth quarters of 2001 had no capitalized interest. See note 2 to the Consolidated Financial Statements for remaining periods.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital of NOVA Chemicals' operated businesses, and excludes assets under construction and investments.
(5) Equals NOVA Chemicals operated net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.
(6) Equals annualized net income (loss) to common shareholders before unusual items divided by average common equity.

OLEFINS/POLYOLEFINS BUSINESS

Financial Highlights

(unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Year Ended	
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Revenue	$ 408	$ 456	$ 605	$ 2,014	$ 2,228
EBITDA(1)	25	29	75	189	525
Depreciation	39	36	23	132	86
Operating income (loss)	(14)	(7)	52	57	439
Net income (loss)(2)	(28)	(13)	27	(2)	258
Capital expenditures					
- strategic	$ 8	$ 4	$ 73	$ 55	$ 338
- sustaining	18	21	21	70	63
Total capital expenditures	$ 26	$ 25	$ 94	$ 125	$ 401
Average capital employed(3)	$ 1,881	$ 1,937	$ 1,089	$ 1,689	$ 987
After-tax return on capital employed(4)	(3.8)%	(0.9)%	11.6%	1.6%	27.6%

(1) Operating income (loss) excluding depreciation.
(2) Before distributions and dividends on preferred securities.
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(4) Equals net income plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1)

(U.S. dollars per pound)

	Three Months Ended			Year Ended	
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Ethylene(2)	$ 0.21	$ 0.24	$ 0.30	$ 0.27	$ 0.30
Polyethylene – linear low-density butene liner(3)	$ 0.31	$ 0.35	$ 0.36	$ 0.35	$ 0.40
Polyethylene – weighted average benchmark(4)	$ 0.36	$ 0.39	$ 0.39	$ 0.39	$ 0.42

(1) Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: DeWitt and Company Inc. Predominant Price.
(3) Source: Townsend Tarnell Inc.
(4) Benchmark prices weighted according to NOVA Chemicals' product mix in North America. Source for benchmark prices: Townsend Tarnell Inc.

Polyethylene Sales Volumes

(millions of pounds)

	Three Months Ended			Year Ended	
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
NOVAPOL®					
Linear low-density polyethylene	273	300	347	1,129	1,327
Low-density polyethylene	68	75	85	265	318
High-density polyethylene	86	101	113	381	452
SCLAIR®					
Linear low-density and high-density polyethylene	155	157	151	617	603
Advanced SCLAIRTECH™					
Linear low-density and high-density polyethylene	92	96	-	188	-
Total	674	729	696	2,580	2,700

NOVAPOL® is a registered trademark of NOVA Brands Ltd.
SCLAIR® is a registered trademark of NOVA Chemicals in Canada and of NOVA Chemicals (International) S.A. elsewhere
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals

Review of Operations

Olefins/Polyolefins

Fourth Quarter 2001

The Olefins/Polyolefins business reported a net loss of $28 million in the fourth quarter, compared to a net loss of $13 million in the prior quarter and down from net income of $27 million in the fourth quarter of 2000. Prices for polyethylene, ethylene and cracker by-products continued to fall, and were only partially offset by reduced feedstock costs. Ethylene cracker by-product volumes were down further than expected due to a 19-day extension of the planned outage at the Corunna, Ontario, flexi-cracker. As a result of the extended shutdown and the impact of first-in, first-out (FIFO) accounting for the cost of feedstocks, the benefit of lower crude oil prices was not realized until mid-December. Fourth quarter results included a $13 million gain (after-tax) as a result of a settlement related to a customer's early termination of a long-term contract.

We now have six Advanced SCLAIRTECH (AST) polyethylene products being sold in commercial quantities and the new AST plant has consistently shown the ability to exceed design production rates.

Feedstock costs continued to decline during the fourth quarter. NYMEX natural gas prices averaged $2.50 per mmBTU in the fourth quarter, down 16% from $2.98 per mmBTU in the third quarter. Alberta natural gas prices fell 16% and Alberta ethane prices decreased 15% when compared to the third quarter of 2001. The benchmark West Texas Intermediate (WTI) crude oil price averaged $20.43 per barrel, down from $26.76 per barrel in the third quarter.

The Joffre, Alberta, ethane-based crackers averaged approximately 5 cents per pound of cash cost advantage over similar U.S. Gulf Coast (USGC) ethylene plants during the fourth quarter. In addition, in the fourth quarter, NOVA Chemicals realized $8 million (after-tax) from natural gas and crude oil hedging gains. Total hedging gains for 2001 were $55 million (after-tax).

Polyethylene sales volumes were essentially flat in North America, however international volumes were down 46% from the third quarter of 2001. Polyethylene exports to Asia decreased to 8% of total sales volume, down from 17% of total volume in the third quarter. This decrease in Asian export volume was due to declining prices in Asia and NOVA Chemicals' decision to focus on higher margin markets.

The weighted average benchmark price for polyethylene decreased to 36 cents per pound in the fourth quarter from 39 cents per pound in the third quarter. Benchmark ethylene selling prices declined 13% from the third quarter. NOVA Chemicals announced a price increase of 3 cents per pound for all polyethylene grades effective January 1, 2002, and an increase of 4 cents per pound for February 1, 2002.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade to grade and can be reduced in magnitude during the implementation period.

Full Year 2001

The Olefins/Polyolefins business recorded a net loss of $2 million in 2001 compared to net income of $258 million in 2000. Demand for polyethylene started to fall off in 2000. The effects of slowing demand were compounded by new industry ethylene and polyethylene capacity and record high feedstock costs in the first part of the year. In addition, results for the second half of the year reflect the new Advanced SCLAIRTECH polyethylene plant costs and depreciation. The plant continues to focus on new product development and commercialization and did not produce maximum volume.

STYRENICS BUSINESS

Financial Highlights

(unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Year Ended	
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Revenue	$ 267	$ 311	$ 457	$ 1,306	$ 1,859
EBITDA(1)	(36)	(49)	47	(128)	195
Depreciation	23	25	24	98	102
Operating income (loss)	(59)	(74)	22	(226)	93
Net income (loss)(2)	(48)	(56)	9	(181)	42
Capital expenditures					
- strategic	$ -	$ 1	$ -	$ 3	$ -
- sustaining	15	12	13	40	39
Total capital expenditures	$ 15	$ 13	$ 13	$ 43	$ 39
Average capital employed(3)	$ 1,291	$ 1,307	$ 1,590	$ 1,392	$ 1,546
After-tax return on capital employed(4)	(12.1)%	(14.5)%	4.1%	(10.6)%	4.2%

(1) Operating income (loss) excluding depreciation.
(2) Before distributions and dividends on preferred securities.
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(4) Equals net income plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1)

	Three Months Ended			Year Ended	
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Styrene(2)	$ 0.27	$ 0.28	$ 0.40	$ 0.31	$ 0.40
Weighted average polystyrene(3)	$ 0.39	$ 0.42	$ 0.52	$ 0.44	$ 0.54

(1) Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Markets Associates, Inc. Low Contract.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene product mix in North America and Europe. Includes expandable polystyrene, but excludes high performance styrenics, DYLARK® and other styrenic polymers. Source for benchmark prices: Chemical Markets Associates, Inc.

Polystyrene Sales Volumes

(millions of pounds)

	Three Months Ended			Year Ended	
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000(1)	Dec. 31 2001	Dec. 31 2000(1)
Solid and expandable polystyrene	524	596	638	2,282	2,731
High performance styrenics (including DYLARK)	77	78	74	314	304
Total	601	674	712	2,596	3,035

(1) 2000 volumes include sales from Feb. 1, 2000 forward for polystyrene assets purchased from Shell.

DYLARK® is a registered trademark of NOVA Chemicals Inc.

Review of Operations
Styrenics

Fourth Quarter 2001

The Styrenics business reported a net loss of $48 million in the fourth quarter, compared to a net loss of $56 million in the third quarter of 2001 and income of $9 million in the fourth quarter of 2000. Product prices declined in the fourth quarter, but feedstock costs declined faster. NOVA Chemicals' weighted average benchmark price for the mix of all its polystyrene products fell 3 cents per pound in the quarter to 39 cents per pound. Both monomer and polymer volumes were down from the third quarter.

In the fourth quarter, the Styrenics business reduced production rates and inventories. NOVA Chemicals' inventories of polystyrene are very low and we believe our customers' inventory levels are also very low.

Styrene

Styrene volumes and pricing remained weak. Contract styrene prices in North America fell from 28 cents per pound in the third quarter to 27 cents per pound in the fourth quarter. Fourth quarter average spot prices remained relatively flat with third quarter prices.

In Europe - where the practice is to settle industry wide styrene pricing quarterly in advance - prices were equal to the third quarter. The European first quarter 2002 price settled at 20 cents per pound, down from the fourth quarter price of 22 cents.

Solid Polystyrene (SPS)

Solid polystyrene pricing continued to decline in the fourth quarter. Demand in the fourth quarter remained weak. NOVA Chemicals announced a price increase for North American SPS of 3 cents per pound effective February 1, 2002.

In Europe, prices fell slightly, however volumes were stable. NOVA Chemicals announced a price increase for European SPS of 4 cents per pound effective February 1, 2002.

Expandable Polystyrene (EPS)

NOVA Chemicals' October and November North American EPS sales volumes were at third quarter levels. December volumes were very low. Only the construction and cup market segments showed some strength in the fourth quarter. NOVA Chemicals announced a price increase for North American EPS of 6 cents per pound effective February 1, 2002.

European EPS demand and pricing remained relatively flat, but sales volumes were down slightly as a result of seasonal year-end slowdowns. NOVA Chemicals announced a price increase for European EPS of 6 cents per pound effective March 1, 2002.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade to grade and can be reduced in magnitude during the implementation period.

Full Year 2001

In 2001, the Styrenics business recorded a net loss of $181 million, compared to net income of $42 million in 2000. The Styrenics business experienced weak demand and low prices throughout the year as a result of ongoing economic weakness in North America and Europe and customer destocking.

In 2000, the Styrenics business acquired Shell's European solid polystyrene and expandable polystyrene business. $9 million (after-tax) of synergies from this transaction were achieved in 2001, with $13 million (after-tax) delivered to date against the three-year target of $19 million (after-tax).

Equity Investment

Methanex

(unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Year Ended	
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Equity earnings (losses)	$ (5)	$ (6)[1]	$ 18	$ 20[1]	$ 40
Amortization of purchase differential	(1)	(2)	(2)	(6)	(8)
	(6)	(8)	16	14	32
Tax recovery (expense)	1	1	(4)	(3)	(9)
Net equity earnings (losses)	$ (5)	$ (7)	$ 12	$ 11	$ 23

Investment in Methanex[2]	$ 364
Market value of investment[3]	$ 264
Number of shares held by NOVA Chemicals (millions)	46.9

(1) Includes NOVA Chemicals' share ($3 million) of a write-down related to a plant shut down.
(2) Investment amount shown is net of future income tax liability of $33 million. Original investment was $265 million.
(3) Based on Jan. 29, 2002 closing price of Methanex shares on NASDAQ.

During the fourth quarter, NOVA Chemicals' equity investment in Methanex lost $5 million (after-tax), compared with a loss of $4 million (after-tax) in the third quarter of 2001 (excluding NOVA Chemicals' $3 million share of a write-down related to a plant shut down).

The Methanex earnings decrease was primarily the result of lower methanol prices. The average realized methanol price fell from $0.44 per gallon in the third quarter to $0.35 per gallon in the fourth quarter. The decrease was largely offset by an increase in sales of Methanex's own production, reduced losses on the sale of purchased methanol and improvements in Methanex's cost structure.

During the quarter, Methanex announced progress on a proposed methanol project in Australia and commented on a possible gas shortfall in New Zealand. Methanex expects that the proposed Australian plant will not only provide methanol to existing customers in the event that no additional gas is contracted in New Zealand, but will also allow Methanex to maintain their market share in the growing Asia Pacific methanol market.

In 2001, Methanex completed a substantial issuer bid for 18% of its outstanding common shares at a purchase price of $6.00. NOVA Chemicals did not tender any of its shares and, as a result, NOVA Chemicals' holding in Methanex rose from 28.9% to 35.2%. Methanex has also announced a normal course issuer bid for not more than 10% of the "public float" of its common shares. NOVA Chemicals does not intend to tender any of its shares to the normal course issuer bid. As of Dec. 31, 2001 NOVA Chemicals' holding in Methanex was 35.8%.

Liquidity and Capital Resources

Capitalization

(millions of U.S. dollars)	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000
Current debt(1)	$ 200	$ 34	$ 45
Long-term debt(2), (3)	1,322	1,521	1,406
Total debt	1,522	1,555	1,451
Shareholders' equity			
9 1/2% preferred securities	210	210	210
9.04% preferred securities	173	173	173
Retractable preferred shares (4), (5)	198	198	198
	581	581	581
Common share equity(6), (7), (8), (9)	1,033	1,181	1,345
Total shareholders' equity	1,614	1,762	1,926
Total capitalization	$ 3,136	$ 3,317	$ 3,377

(1) Includes current portion of long-term debt.
(2) Maturity dates range from September 2005 to August 2028.
(3) $295 million of the committed credit facility at Dec. 31, 2001 was utilized. For further details relating to the committed credit facility see "Financing and Debt Covenants" on page 10.
(4) Preferred shares of a subsidiary, which are exchangeable into NOVA Chemicals' common shares, paying dividends of 2%.
(5) 8,500,000 common shares have been reserved for future issue under the terms of the retractable preferred share agreement.
(6) Common shares outstanding at Dec. 31, 2001 were 85,778,788 (Sept. 30, 2001 – 85,678,195; June 30, 2001 – 85,664,829; Mar. 31, 2001 – 85,001,858; Dec. 31, 2000 – 84,884,333).
(7) 8,558,109 stock options were outstanding to officers and employees on Dec. 31, 2001 to purchase common shares of NOVA Chemicals. 3,435,878 common shares were reserved but unallocated. 13 million common shares have been reserved for issuance under the Option Plan.
(8) 47,800 options were reserved for the Directors' Share Compensation Plan.
(9) In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.

Senior Debt Ratings(1)

In the fourth quarter of 2001, both Moody's and Standard & Poor's revised their ratings on NOVA Chemicals' senior unsecured debt, lowering the ratings to Baa3 and BBB- respectively, while maintaining an overall investment grade rating. NOVA Chemicals remains committed to take all necessary steps to maintain these investment grade ratings.

	Senior Unsecured Debt	
	Current	As of Sept. 30, 2001
Moody's	Baa3 (negative)	Baa2 (negative)
Standard & Poor's	BBB- (negative)	BBB (stable)
DBRS	BBB (stable)	BBB (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Coverage Ratios

	Twelve Months Ended		
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000
Debt to total capitalization	48.5%	46.9%	42.9%
Interest coverage (deficiency) on long-term debt(1)	(1.7)x	(0.5)x	4.8x
Net tangible asset coverage on long-term debt(2)	2.1x	2.2x	2.4x

(1) Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes divided by annual interest requirements on long-term debt.
(2) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

Funds Flow and Debt Reduction

The following table shows major sources and uses of cash during the fourth quarter, resulting in a net reduction in debt of $33 million.

(millions of U.S. dollars)	Three Months Ended Dec. 31 2001
Operating loss	$ (100)
Add back - depreciation	62
- restructuring charges	27
EBITDA	(11)
Interest	(26)
Current tax recovery	79
Severance and relocation	(17)
Funds from operations	25
Reduction in operating working capital	86
Cash from operations	111
Increase in investing and financing working capital	(9)
Hedge crystallization	27
Capital expenditures	(41)
Other assets (Corunna turnaround and other)	(61)
Dividends	(13)
Reduction in cash	17
Other	2
Reduction in Debt	$ 33

Funds flow from operations contributed $25 million in cash during the fourth quarter of 2001 as compared to the breakeven results of the third quarter. The largest source of cash during the quarter was a $77 million reduction in working capital. This reduction was achieved despite a $70 million increase in current taxes receivable. The current tax recovery of $79 million during the quarter was offset by a $9 million tax refund received.

On October 5, 2001, NOVA Chemicals received $27 million from its crystallization of a gain on a series of fixed for floating interest rate swaps. In November 2001, NOVA Chemicals entered into swap transactions to secure a LIBOR-based floating interest rate on $550 million of fixed rate debt.

Capital expenditures were $41 million in the fourth quarter, bringing total capital expenditures to $168 million for 2001. 2001 spending was substantially reduced compared to the $440 million spent in 2000.

The spending on "other assets" is related primarily to Corunna turnaround costs and net additions to restricted cash. This restricted cash is deposited as margin for the holders of the retractable preferred shares of a NOVA Chemicals subsidiary. The average value of NOVA Chemicals' two public preferred securities is used as a proxy for valuation purposes to determine the amount of cash required on deposit, with amounts settled quarterly. From the last reset date of November 15, 2001 to the end of December, the average value of the NOVA Chemicals' public preferred securities dropped approximately 21%, triggering a requirement for additional funds in the cash margin account. As of January 29, 2002, the average closing price of the preferred securities had risen significantly from year end and we expect to recover approximately $30 million from the cash margin account.

As a result of the positive cash flow during the quarter, NOVA Chemicals paid down $33 million in debt. Cash of $64 million from the sale of NOVA Chemicals' interest in the Cochin Pipeline was received on January 18, 2002.

Funds flow from operations contributed $94 million in cash for the year 2001 while working capital reductions contributed $162 million in cash.

Financing and Debt Covenants

Due to poor market conditions and uncertainty around the timing of an economic recovery, NOVA Chemicals is managing its business on the assumption we will experience a prolonged economic downturn. NOVA Chemicals is focusing on generating cash to reduce debt, maintain its strong balance sheet and protect its investment grade credit rating.

Debt was reduced by $34 million in the third quarter and $33 million in the fourth quarter of 2001. In January 2002, we received $64 million in proceeds from the sale of our interest in the Cochin Pipeline. We have tax recoveries due to us in the first half of 2002 in the order of $170 million and we intend to free up approximately $70 million of margin deposits. These, and other actions, when combined with our plan to sell non-strategic assets, are expected to generate between $300 and $400 million of cash.

During the fourth quarter of 2001, NOVA Chemicals negotiated amendments to its revolving credit facility to improve flexibility during this trough period. The facility is effective until October 2002, with a six-month term out period thereafter. In the first quarter of 2002, NOVA Chemicals has a maximum credit facility of $500 million. This limit is reduced by a minimum of $50 million each quarter until it reaches $350 million at the renewal date. As of Jan. 30, 2002, about $220 million of this facility was unutilized.

The covenants have been renegotiated as shown in the table below.

Minimum EBITDA to Interest[1]			
3 months ending Mar. 31, 2002	(0.65)	:	1.0
6 months ending June 30, 2002	(0.35)	:	1.0
9 months ending Sept. 30, 2002	0.65	:	1.0
12 months ending Dec. 31, 2002	1.00	:	1.0
Thereafter, rolling 12 months	2.00	:	1.0
Maximum Debt to Equity	1.0	:	1.0
Minimum Shareholders' Equity	$1.3 billion		
Total Debt Reduction			
3 months ending Mar. 31, 2002	$100 million		
6 months ending June 30, 2002	$200 million (cumulative)		

(1) Includes preferred share dividends and distributions.

Restructuring Actions

During the fourth quarter of 2001, NOVA Chemicals took several actions to streamline its operations and reduce costs. Equipment that was no longer needed was shut down and certain capital projects were cancelled, resulting in asset write-offs of $10 million (before tax).

NOVA Chemicals also reduced the number of senior management positions by 20%. Severance and other costs associated with these and other staff reductions and relocations amounted to $17 million (before tax).

The total charge related to both of these actions is $27 million ($17 million after-tax).

Outstanding Feedstock Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs. Natural gas and crude oil hedge positions, which have not matured, are outstanding with an estimated fair value of $22 million at Dec. 31, 2001.


Market Indices
150
140
130
120
110
100
90
80
70
60
50
Jul 3/98
Sep 30/98
Dec 31/98
Mar 31/99
Jun 30/99
Sep 30/99
Dec 31/99
Mar 31/00
Jun 30/00
Sep 30/00
Dec 31/00
Mar 31/01
Jun 30/01
Sept 30/01
Dec 31/01
NOVA Chemicals
Peers*
TSE 300
S&P 500


NOVA Chemicals' Closing Share Price
(TSE & NYSE)
40.00
30.00
20.00
10.00
0.00
Jul 3/98
Sep 30/98
Dec 31/98
Mar 31/99
Jun 30/99
Sep 30/99
Dec 31/99
Mar 31/00
Jun 30/00
Sep 30/00
Dec 31/00
Mar 31/01
Jun 30/01
Sept 30/01
Dec 31/01
U.S. $ (NYSE)
Cdn $ (TSE)

*Peers include Dow Chemical Company, Eastman Chemical Company, Lyondell Chemical Company, Methanex Corporation and Millennium Chemicals Inc.

NOVA Chemicals' share price on the New York Stock Exchange (NYSE) increased to U.S. $19.27 at Dec. 31, 2001, from U.S. $16.33 at Sept. 30, 2001. NOVA Chemicals' total return to shareholders was positive 18% for the quarter ending Dec. 31, 2001 in the U.S. on the New York Stock Exchange and 20% in Canada on The Toronto Stock Exchange (TSE). This compares to a 10% increase in peer chemical companies and an 11% increase in the S&P Chemicals Index. Total return for the TSE 300 was 19% and the S&P 500 increased 11%.

As of Jan. 29, 2002, NOVA Chemicals' share price was U.S. $19.70, up 2% since Dec 31, 2001. The S&P Chemical Index was down 5% in the same period.

The majority of trading in NOVA Chemicals' common shares occurs on The Toronto Stock Exchange. Combined with the New York Stock Exchange volumes, approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals' peers on the New York Stock Exchange. Trading on the New York Stock Exchange increased markedly to 32% of total trading volume for the fourth quarter.

Fourth quarter trading volumes	Millions of shares	% of float	% of trading
The Toronto Stock Exchange	15.0	17	68
New York Stock Exchange	7.0	8	32
Total	**22.0**	**25**	**100**

INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone: (403) 750-3600 or (412) 490-4000
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

NOVA Chemicals Corporation
645 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com.

Transfer Agents and Registrars
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail: inquiries@cibcmellon.ca

Share Information
NOVA Chemicals' trading symbol on the New York and Toronto Stock Exchanges is NCX.

Forward-looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include commodity chemicals price levels, feedstock prices, meeting time and budget targets for significant capital investments, operating costs and performance, realization of targeted synergies, starting up and operating facilities using new technology, performance of Methanex and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals Corporation and its subsidiaries or affiliated companies.

CHANGES IN NET INCOME

(unaudited; millions of U.S. dollars; all amounts presented above the "lower (higher) income tax expense" line are on a pre-tax basis and all amounts presented below are on an after-tax basis.)

	Q4 2001 Compared With		2001 Compared with
	Q3 2001	Q4 2000	2000
Lower margins	$ -	$ (119)	$ (595)
Lower sales volumes	(9)	(38)	(88)
Contract settlement	20	20	20
Lower (higher) research and development	-	1	(1)
Lower (higher) selling, general and administrative	(3)	3	6
Higher depreciation	(1)	(14)	(42)
Higher interest expense	(1)	(13)	(43)
Lower (higher) restructuring charges	(27)	91	91
Lower (higher) income tax expense	(3)	(9)	211
Decrease in NOVA Chemicals' operated net income	(24)	(78)	(441)
Other gains	(19)	-	23
Higher (lower) equity earnings in Methanex	2	(17)	(12)
Lower preferred securities dividends and distributions	1	2	3
Decrease in net income to common shareholders	$ (40)	$ (93)	$ (427)

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss)

(unaudited; millions of U.S. dollars)

	Three Months Ended Dec. 31		Year Ended Dec. 31	
	2001	2000	2001	2000
Revenue	$ 654	$ 1,020	$ 3,194	$ 3,916
Feedstock and operating costs	605	834	2,901	2,960
Research and development	10	11	40	39
Selling, general and administrative	50	53	191	197
Restructuring charges	27	118	27	118
Depreciation	62	48	230	188
	754	1,064	3,389	3,502
Operating income (loss)	(100)	(44)	(195)	414
Interest expense (net) (note 2)	(26)	(13)	(88)	(45)
Equity in earnings (losses) of affiliates	(6)	16	14	32
Other gains (note 3)	-	-	58	32
	(32)	3	(16)	19
Income (loss) before taxes	(132)	(41)	(211)	433
Income tax recovery (expense) (note 4)	34	38	83	(131)
Net income (loss)	(98)	(3)	(128)	302
Preferred securities dividends and distributions	(7)	(9)	(33)	(36)
Net income (loss) to common shareholders	$ (105)	$ (12)	$ (161)	$ 266
Earnings (loss) per share (note 6)	$ (1.23)	$ (0.14)	$ (1.88)	$ 3.00
Diluted earnings (loss) per share (notes 1 and 6)	$ (1.23)	$ (0.14)	$ (1.88)	$ 2.84

Notes to the Consolidated Financial Statements appear on pages 15 to 18.

Consolidated Statement of Reinvested Earnings

(unaudited; millions of U.S. dollars)

	Three Months Ended Dec. 31		Year Ended Dec. 31	
	2001	2000	2001	2000
Reinvested earnings, beginning of period	$ 851	$ 948	$ 924	$ 814
Net income (loss)	(98)	(3)	(128)	302
Repurchased shares	-	(20)	-	(109)
Common share dividends	(6)	(5)	(23)	(23)
Preferred securities distributions and dividends	(7)	(9)	(33)	(36)
Change in accounting policy	-	13	-	(24)
Reinvested earnings, end of period	$ 740	$ 924	$ 740	$ 924

Consolidated Balance Sheet

(millions of U.S. dollars)

	Dec. 31, 2001 (unaudited)	Dec. 31, 2000 (audited)
Assets		
Current assets		
Cash	$ 10	$ 27
Receivables	338	451
Inventories	279	533
	627	1,011
Investments and other assets	549	447
Plant, property and equipment, net	3,159	3,296
	$ 4,335	$ 4,754
Liabilities and Shareholders' Equity		
Current liabilities		
Bank loans (note 7)	$ 14	$ 28
Accounts payable and accrued liabilities	413	617
Long-term debt installments due within one year (note 7)	186	17
	613	662
Long-term debt	1,322	1,406
Deferred credits	786	760
	2,721	2,828
Shareholders' equity		
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity		
Common shares	472	460
Cumulative translation adjustment	(179)	(39)
Reinvested earnings	740	924
	1,614	1,926
	$ 4,335	$ 4,754

Notes to the Consolidated Financial Statements appear on pages 15 to 18.

Consolidated Statement of Cash Flows

(unaudited; millions of U.S. dollars)

	Three Months Ended Dec. 31		Year Ended Dec. 31	
	2001	2000	2001	2000
Operating activities				
Net income (loss)	$ (98)	$ (3)	$ (128)	$ 302
Depreciation	62	48	230	188
Future income taxes (recovery)	45	(12)	(4)	93
Equity in (earnings) losses of affiliates	6	(16)	(14)	(32)
Other (gains) (net of current tax)	-	81	-	60
Asset write-downs	10	-	10	-
Funds from operations	25	98	94	611
Changes in non-cash working capital	86	(11)	184	(260)
Cash from operations	111	87	278	351
Investing activities				
Dynegy sale proceeds	-	-	-	741
Shell acquisition	-	(1)	-	(212)
Plant, property and equipment additions	(41)	(107)	(168)	(440)
Turnaround costs, long-term investments and other assets	(61)	4	(156)	(8)
Changes in non-cash working capital	1	(52)	(16)	(186)
	(101)	(156)	(340)	(105)
Financing activities				
Increase (decrease) in current bank loans	(19)	27	(14)	28
Proceeds on crystallization of swap positions	27	-	27	-
Long-term debt				
- additions	1	-	302	170
- repayments	-	(2)	(61)	(385)
- changes in revolving debt	(14)	19	(159)	115
Preferred securities distributions and dividends	(7)	(9)	(33)	(36)
Common shares issued	1	1	12	4
Common shares repurchased	-	(26)	-	(150)
Common share dividends	(6)	(5)	(23)	(23)
Changes in non-cash working capital	(10)	(5)	(6)	(1)
	(27)	-	45	(278)
Decrease in cash	(17)	(69)	(17)	(32)
Cash and cash equivalents, beginning of period	27	96	27	59
Cash and cash equivalents, end of period	$ 10	$ 27	$ 10	$ 27

Notes to the Consolidated Financial Statements appear on pages 15 to 18.

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals' Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2000.

Certain comparative amounts have been reclassified to conform with the current period's presentation. In the Dec. 31, 2000 Balance Sheet, $66 million of income tax receivable has been reclassified from accounts payable to accounts receivable.

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as set out in note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2000, on pages 52 to 55 in the 2000 Annual Report except as noted below.

On Jan. 1, 2001, NOVA Chemicals adopted the new accounting standard issued by the CICA on Earnings Per Share. The new section harmonized Canadian standards with the United States standards for the calculation of diluted earnings per share, requiring use of the treasury stock method rather than the imputed earnings method. All comparative earnings per share numbers have been restated.

2. Interest Expense (Net)

	Three Months Ended		Year Ended	
	Dec. 31 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Interest on long-term debt	$ 22	$ 25	$ 96	$ 98
Capitalized interest	-	(14)	(18)	(59)
Other interest expense (income)	4	2	10	6
Interest expense (net)	$ 26	$ 13	$ 88	$ 45

3. Other Gains

NOVA Chemicals is entitled to a cash settlement of U.S. $67 million as a result of resolving disputes with the Internal Revenue Service (IRS) of which $43 million has been received to date. The $58 million gain ($44 million after-tax) is net of an amount accrued in prior years.

In 2000, preferred shares of Dynegy Inc. were divested for proceeds of $199 million resulting in a gain of $32 million ($21 million after-tax).

4. Income Taxes

	Three Months Ended		Year Ended	
	Dec. 31 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Income (loss) before income taxes	$ (132)	$ (41)	$ (211)	$ 433
Statutory income tax rate	42.12%	44.62%	42.12%	44.62%
Computed income tax (recovery) expense	$ (56)	$ (18)	$ (89)	$ 193
Increase (decrease) in taxes resulting from:				
Manufacturing and processing deduction	2	1	4	(29)
Lower effective tax rate on equity in (earnings) losses of affiliates	2	(3)	(3)	(5)
Lower tax rate on gain related to tax settlement (see note 3)	-	-	(10)	-
Additional cost-of-service income taxes(1)	2	1	8	9
Foreign tax rates	13	5	25	(4)
Income tax rate adjustments(2)	-	(20)	(17)	(29)
Other	3	(4)	(1)	(4)
Income tax (recovery) expense	$ (34)	$ (38)	$ (83)	$ 131

(1) Income taxes on the Joffre, Alberta E2 ethylene plant are recoverable from customers and recorded on the flow-through rather than liability method.

(2) The twelve months ended Dec. 31, 2001 represents a reduction in income tax accruals for future tax liabilities of $17 million due to the recognition of a reduction in income tax rates as a result of federal and provincial tax rate reductions. The first and fourth quarters of 2000 include similar reductions of $9 million and $20 million, respectively.

5. Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended		Year Ended	
	Dec. 31 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Revenue				
Olefins/Polyolefins	$ 408	$ 605	$ 2,014	$ 2,228
Styrenics	267	457	1,306	1,859
Other	2	2	8	7
Intersegment eliminations	(23)	(44)	(134)	(178)
	$ 654	$ 1,020	$ 3,194	$ 3,916
Operating income (loss)				
Olefins/Polyolefins	$ (14)	$ 52	$ 57	$ 439
Styrenics	(59)	22	(226)	93
Restructuring charges	(27)	(118)	(27)	(118)
Other	-	-	1	-
	$ (100)	$ (44)	$ (195)	$ 414
Net income (loss)[1]				
Olefins/Polyolefins	$ (28)	$ 27	$ (2)	$ 258
Styrenics	(48)	9	(181)	42
Investment in Methanex	(5)	12	11	23
Other	(17)	(51)	44	(21)
	$ (98)	$ (3)	$ (128)	$ 302

(1) Before preferred securities dividends and distributions.

	Dec. 31 2001	Dec. 31 2000
Assets		
Olefins/Polyolefins	$ 1,943	$ 2,198
Styrenics	1,631	1,937
Investment in Methanex	397	400
Corporate and other[1]	364	219
	$ 4,335	$ 4,754

(1) Amounts include all cash and cash equivalents.

6. Earnings (Loss) Per Share

(shares in millions)

	Three Months Ended				Year Ended			
	Dec. 31 2001		Dec. 31 2000		Dec. 31 2001		Dec. 31 2000	
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss) available for common shareholders	$ (105)	$ (105)	$ (12)	$ (12)	$ (161)	$ (161)	$ 266	$ 266
Add back preferred share dividends	-	-	-	-	-	-	-	14
Net income (loss) for EPS calculations	$ (105)	$ (105)	$ (12)	$ (12)	$ (161)	$ (161)	$ 266	$ 280
Weighted average common shares outstanding	85.7	85.7	85.5	85.5	85.4	85.4	88.7	88.7
Add back effect of dilutive securities:								
Stock options and awards	-	-	-	-	-	-	-	1.2
Converted preferred shares	-	-	-	-	-	-	-	8.5
Weighted average common shares for EPS calculations	85.7	85.7	85.5	85.5	85.4	85.4	88.7	98.4
Earnings (loss) per common share	$(1.23)	$(1.23)	$(0.14)	$(0.14)	$(1.88)	$(1.88)	$ 3.00	$ 2.84

Convertible preferred shares and stock options totaling 16 million common shares have been excluded from the computation of diluted earnings per share for the three months ended Dec. 31, 2001, as their impact would be anti-dilutive.

7. Current Debt

In January 2002, NOVA Chemicals negotiated amendments to its revolving credit facility (See Financing and Debt Covenants on page 10), which require that debt be reduced by $200 million at the end of June 2002.

8. Reconciliation to United States Accounting Principles

	Three Months Ended Dec. 31		Year Ended Dec. 31	
	2001	2000	2001	2000
Net income (loss) in accordance with Canadian basis	$ (98)	$ (3)	$ (128)	$ 302
Add (deduct) adjustments for:				
Foreign exchange gains (losses)[(1), (2)]	2	4	14	(31)
Hedging and other derivative activity[(2)]	(2)	-	10	-
Equity in earnings (losses) of affiliates[(3)]	1	(2)	1	(10)
Inventory valuation adjustment[(4)]	-	2	(2)	6
Pre-production costs[(5)]	(5)	(1)	(11)	(6)
Distributions on preferred securities[(6)]	(6)	(6)	(23)	(23)
Future income taxes[(7)]	-	(20)	29	(29)
Other	-	2	1	2
Net income (loss) in accordance with U.S. basis	$ (108)	$ (24)	$ (109)	$ 211
Earnings (loss) per share using U.S. basis	$ (1.27)	$ (0.32)	$ (1.39)	$ 2.23
Diluted earnings (loss) per share	$ (1.27)	$ (0.32)	$ (1.39)	$ 2.14
Comprehensive income (loss)[(8)]				
Net income (loss) in accordance with U.S. basis	$ (108)	$ (24)	$ (109)	$ 211
Fair value of cash flow hedging instruments[(2)]	(1)	-	(30)	-
Equity in affiliates comprehensive income (loss)[(3)]	1	-	(4)	-
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	(38)	2	(140)	(88)
Comprehensive income (loss) in accordance with U.S. basis	$ (146)	$ (22)	$ (283)	$ 123
Accumulated other comprehensive income (loss)				
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations			$ (200)	$ (60)
Fair value of cash flow hedging instruments			(30)	-
Equity in affiliates other comprehensive income (loss)			(4)	-
			$ (234)	$ (60)

(1) Canadian Generally Accepted Accounting Principles (GAAP) allow deferral of gains and losses on hedges of anticipated transactions. Prior to Jan. 1, 2001, U.S. GAAP did not allow deferral of these gains and losses.
(2) On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", as amended.
(3) NOVA Chemicals' share of adjustments to Methanex's financial information to comply with U.S. accounting principles.
(4) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(5) U.S. GAAP requires all costs (except interest on constructed assets) associated with pre-production activities be expensed as incurred rather than deferred as under Canadian GAAP.
(6) U.S. GAAP treats the preferred securities as a long-term debt obligation and the preferred distributions on the securities as interest expense.
(7) U.S. GAAP future income taxes are not adjusted for changes in tax rates until they are enacted whereas Canadian GAAP requires adjustment when tax rate changes are substantively enacted.
(8) U.S. GAAP requires the presentation of a separate statement of comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.

	Dec. 31 2001	Dec. 31 2000
Balance sheet in accordance with United States basis		
Current assets	$ 692	$ 1,108
Investments and other assets	496	412
Plant, property and equipment, net	3,131	3,267
Current liabilities	(701)	(765)
Long-term debt – preferred securities	(383)	(383)
– other long-term debt	(1,323)	(1,406)
Deferred credits	(771)	(782)
Retractable preferred shares	(198)	(198)
Common equity	$ 943	$ 1,253

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA) and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back depreciation and restructuring charges to operating income (loss).

Net Income (Loss) To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets, restructuring charges and other unusual items are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

	Three Months Ended			Year Ended	
	Dec. 31 2001	Sept. 30 2001	Dec. 31 2000	Dec. 31 2001	Dec. 31 2000
Restructuring charges	$ (17)	$ -	$ (71)	$ (17)	$ (71)
Tax settlements with IRS	-	19	-	44	-
Methanex plant write down	-	(3)	-	(3)	-
Reductions in income tax rates on future tax liabilities	-	-	20	17	29
Sale of Dynegy Inc. preferred shares	-	-	-	-	21
Income (expense)	$ (17)	$ 16	$ (51)	$ 41	$ (21)